                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K
                       REPORT OF FOREIGN PRIVATE ISSUER
   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of Report (Date of earliest event reported):  December 31, 2000

                        SILVERLINE TECHNOLOGIES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                               Unit 121, SDF IV
                             SEEPZ, Andheri (East)
                            Mumbai (Bombay) 400096
                                     India
                               (91) 22-829-1950
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F  X   Form 40 F _______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No   X


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: February 23, 2001                  SILVERLINE TECHNOLOGIES LIMITED



                                             By: /s/ Shankar Iyer
                                             --------------------------------
                                             Name: Shankar Iyer
                                             Title: CEO/President

                                                                          [LOGO]


                                                         Silverline Technologies

For Immediate Release

               Silverline Technologies' Revenues Increase by 50%
                      for Quarter Ended December 31, 2000

        Net Income Represents a 30% Increase Over Same Quarter of 1999

Piscataway, NJ, USA and Mumbai, India - (January 31, 2001) - Silverline Technologies Limited (NYSE:SLT), a leading global software solutions provider, announced today financial results for the quarter ended December 31, 2000.

During the quarter, revenues increased to US$ 41.2 million, representing a 50 percent increase over revenues of US$ 27.5 million achieved during the same quarter of 1999. Gross profits for the quarter reached US$ 18.3 million, up 62 percent over gross profits of US$ 11.3 million during the corresponding quarter of 1999. The company generated net income of US$ 6.3 million or US$ 0.09 earnings per diluted share in the quarter ended December 31, 2000, representing an increase of 30 percent compared with net income of US$ 4.8 million, or US$
0.07 earnings per diluted share for the same fiscal period one year ago.

Commenting on the quarterly results, Mr. Shankar Iyer, President & CEO, Silverline Technologies said, "We are pleased with our sustained growth and momentum, as well as our results for the quarter. Silverline continues to demonstrate significant and consistent year over year and sequential revenue and earnings growth. We have seen an overall improvement in our profit numbers even amid questions surrounding the future of IT spending trends and budgets, along with the prevailing conditions of general economic uncertainty. Additionally, we have made aggressive, front-ended infrastructure investments during the quarter that we expect to contribute to higher profitability in subsequent periods. Our charter combines strong organic growth, supplemented by synergistic acquisitions, ultimately leading to the optimal utilization of our world class marketing and delivery infrastructure."

Highlights of the quarter include:

Note: All figures according to US GAAP (consolidated) for Silverline Technologies Ltd. and its subsidiaries. Average conversion rate at US$ 1 = Rs.
46.68 for quarter ended December 31, 2000 and at US$ 1 = Rs. 43.20 for quarter ended December 31, 1999. Percentage increases are calculated in US dollars. Percentage increase figures for Indian rupees. (for Indian version of this earnings release) may differ due to exchange rate fluctuations.

Corresponding quarter analysis  - Oct - Dec 2000 v/s Oct - Dec 1999

  -  Revenues increase by 50% to US$ 41.2 million (Rs. 1,923 million) from US$
     27.5 million (Rs. 1,190 million).
  - Gross profits up 62 % to US$ 18.3 million (Rs. 855 million) from US$ 11.3 million (Rs. 488 million).
  - Net income increases to US$ 6.3 million (Rs. 293 million) from US$ 4.8 million (Rs. 208 million), up by 30 %.
  - Earnings per share at US$ 0.09 (basic and diluted) (Rs. 4.00 per share), versus $US 0.08 (basic) and $US 0.07 (diluted).

Corresponding year ended analysis  - Jan - Dec 2000 v/s Jan - Dec 1999

  - Revenues up to US$ 141.6 million (Rs. 6,612 million) from US$ 87.6 million (Rs. 3,783 million), an increase of 62%.
  -  Gross profits increase from US$ 38.1 million (Rs. 1,647 million) to US$
     66.4 million (Rs. 3,099 million), up 74 %.
  -  Net income increases 93% to US$ 30.5 million (Rs. 1,424 million) from US$
     15.8 million (Rs. 683 million).

Revenues and expenses analysis for October - December 2000

  - Continued increase in offshore revenue contribution - at 36% during the quarter (25% in the corresponding quarter previous year), the result of offshore-centric focus of operations.
  - Contribution from top 5 clients significantly lower at 31% (46% in October-December 1999). The acquisition of Sky Capital International (SCI), one of SLT's largest clients, has resulted in greater diversification of revenues.
  - Operating expenses have increased by 172% to US$ 14.7 million (Rs. 687 million) compared to US$ 5.4 million (Rs.234 million). This has resulted mainly from:
 . higher SG&A expenses by SLT's overseas subsidiaries - front-ended investments in marketing infrastructure that will drive future growth.
 . amortization of goodwill paid for acquisitions of TIS Worldwide, CIT and SCI. . increased depreciation charge largely contributed by additions to offshore delivery infrastructure.
 . higher operating and establishment expenses in new market segments.
  - Excess income tax provision made in the preceding quarters in the current year has been reversed in the December 2000 quarter.

About Silverline Technologies: Silverline Technologies is an international software solutions provider with more than 12 years of industry experience and over 1600 software professionals globally. Silverline provides IT solutions and outsourcing services with specific focus in eBusiness, CRM, Legacy Transformation, and Application Maintenance. While experienced in many business disciplines, Silverline brings exceptional skills to the key areas of telecommunications, banking, utilities, insurance, transportation, and retail. With annual revenues of over $141.6 million for the year ended

December 31, 2000, Silverline provides solutions to Fortune 500 companies as well as major corporations throughout the world. Silverline Technologies is ISO 9001 and SEI CMM Level 4 certified with facilities in the United States, India, Canada, the UK, Germany, Hong Kong, Japan, and Egypt. Silverline uses its global delivery model to provide superior service, accelerated delivery and significant cost savings to its network of worldwide clients. More information can be found at www.silverline.com
   ------------------
                                      ###

NOTE: Silverline(R) and the Silverline logo are trademarks of Silverline Technologies Ltd. All other trademarks are the property of their owners. SeraNova, the SeraNova logo, 'The Power of Approach', 'i-team and N/able are service marks of SeraNova in the United States and other countries.

Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


For further information please contact:

United States                                                   India
-------------                                                   -----
Holly Weer (Investors)        David Levine (Media)             Shiv Muttoo
ThomsonFinancial/Carson       Silverline Technologies Ltd.     Citigate Dewe Rogerson
Tel: +1 212 510 9282          Tel: +1 732 457 0200 Ext. 211    Tel: +91 22 284 2728
Fax: +1 212 363 3971          Fax: +1 732 457 0496             Fax: +91 22 284 4561
E-mail: holly.weer@tfn.com    E-mail: david@silverline.com     E-mail: shiv@cdr-india.com
        ------------------            --------------------             ------------------

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES
------------------------------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021, India.
------------------------------------------------------------------------

Consolidated income statement (unaudited) as per U.S. GAAP for the 4th quarter
------------------------------------------------------------------------------
ended December 31, 2000.
-----------------------

                                                                                                                       in U.S. $
---------------------------------------------------------------------------------------------------------------------------------
Particulars                                         Quarter ended         Quarter ended         Year ended   Year ended (Audited)
-----------
                                                 December 31, 2000    December 31, 1999   December 31, 2000    December 31, 1999
---------------------------------------------------------------------------------------------------------------------------------

Revenue                                                41,192,925            27,545,035        141,643,805            87,576,908
Cost of revenue                                        22,876,055            16,251,519         75,254,738            49,445,513
                                                ---------------------------------------------------------------------------------
Gross profit                                           18,316,870            11,293,516         66,389,067            38,131,395
                                                ---------------------------------------------------------------------------------

Operating Expenses                                     14,710,920             5,416,151         38,182,141            17,768,002

                                                ---------------------------------------------------------------------------------
Operating Income                                        3,605,950             5,877,365         28,206,926            20,363,393
                                                ---------------------------------------------------------------------------------

Other income/(expenses), net                            1,405,236              (333,706)         4,610,071            (1,379,763)

                                                ---------------------------------------------------------------------------------
Income before income taxes                              5,011,186             5,543,659         32,816,997            18,983,630

Provisions for income taxes                            (1,257,804)              737,571          2,303,897             2,808,449

                                                ---------------------------------------------------------------------------------
Income before extraordinary items                       6,268,990             4,806,088         30,513,100            16,175,181

Extraordinary items (net of taxes)                              -                     -                  -               374,624

                                                ---------------------------------------------------------------------------------
Net Income                                              6,268,990             4,806,088         30,513,100            15,800,557

Basic EPS - U.S. $                                           0.09                  0.08               0.44                  0.28
Diluted EPS- U.S. $                                          0.09                  0.07               0.44                  0.25
---------------------------------------------------------------------------------------------------------------------------------

Notes :

1. The above results have been approved and taken on record by the Board of Directors at their meeting held on January 31, 2001.

2. Other income includes the following:
(i) Exchange gain from operations of U.S. $ 400,694 for the quarter (exchange gain during the corresponding quarter of the previous year of $ 185,955) due to fluctuations in exchange rates.

(ii) $ 197,303 arising during the quarter ($ Nil during the correponding quarter of the previous year) from exchange differences on translation of foreign currency current assets maintained abroad resulting from the ADS issue. Excluding these gains, the net income after tax is $ 6,071,687 during the quarter ended December 31, 2000.

3. Pursuant to the decision taken at a meeting of the Board of Directors on October 3, 2000, the company, during the current quarter, completed the acquisition of the entire shareholding of Sky Capital International Ltd., (consisting of 20 million ordinary shares of of Hong Kong $ 1 each), a Hong Kong based I.T. consultancy company for a consideration of U.S. $ 22 million.

4. At the meeting held on October 26, 2000, the Board of Directors of the company approved the acquisition of a U.S. based NASDAQ listed company, SeraNova, Inc.,a global provider of internet and e-commerce solutions.The acquisition is proposed through an ADR swap including combination of issue of ADRs and unsecured convertible debentures . In this regard, an extraordinary general meeting of the company has been requisitioned on February 20, 2001. The acquisition is further subject to the approval of SeraNova, Reserve Bank of India and other statutory & regulatory authorities.

5. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes but before extraordinary items.

                                             On behalf of the Board of Directors
                                                For Silverline Technologies Ltd.
Place : Mumbai

Date : January 31, 2001.

                                             Ravi Subramanian
                                             Chairman

SILVERLINE TECHNOLOGIES LTD
---------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021
-----------------------------------------------------------------

Unaudited financial results (provisional) for the quarter ended December 31,
----------------------------------------------------------------------------
2000
----

                                                                                                                     (Rs in Lacs)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                Quarter ended                Nine months ended       Year ended
                                                       ----------------------------------------------------------------------------
                                                                                                                       31-03-2000
                                                            31.12.2000      31.12.1999   31.12.2000     31.12.1999       (Audited)
-----------------------------------------------------------------------------------------------------------------------------------
1     Net sales                                               7,491.50        5,115.83    21,167.06      13,832.55      19,528.23

2     Other income                                              800.34          141.90     3,059.71         343.17         418.72

3     Total income                                            8,291.84        5,257.73    24,226.77      14,175.72      19,946.95

4     Staff cost                                                802.41          477.76     2,113.11       1,412.16       2,023.94

5     Software development expenses (overseas)                3,097.37        2,324.45     8,555.96       5,735.02       8,022.33

6     Other expenditure                                         604.56          450.84     1,821.63       1,231.25       1,898.64

7     Total expenditure                                       4,504.34        3,253.05    12,490.70       8,378.43      11,944.91

8     Operating profits (PBDIT)                               3,787.50        2,004.68    11,736.07       5,797.29       8,002.04

9     Finance charges                                            23.99           31.77        85.10         149.19         148.22

10    Depreciation                                              260.61          148.01       744.17         583.16         798.79

11    Profit before tax                                       3,502.90        1,824.90    10,906.80       5,064.94       7,055.03

12    Provision for taxation                                         -               -        65.00                          1.00

13    Profit after tax before extraordinary items             3,502.90        1,824.90    10,841.80       5,064.94       7,054.03

14    Extraordinary items                                            -           45.59            -         (38.41)        (38.41)

15    Net profit after tax and extraordinary items            3,502.90        1,870.49    10,841.80       5,026.53       7,015.62

16    Paid-up equity share capital                            7,320.00        6,450.00     7,320.00       6,450.00       6,450.00

17    Reserves excluding revaluation reserves                                                                           39,012.59

18    Earnings per share (EPS) in Rs .- Basic                     5.07            3.48        15.68           9.66          11.96
                                      - Diluted                   4.79            2.90        14.81           7.79          10.88
----------------------------------------------------------------------------------------------------------------------------------

      Notes:

      1. The above results have been approved and taken on record by the Board of Directors at their meeting held on January 31, 2001.

      2.  Other income includes the following:
      (i) Exchange gain from operations of Rs. 187.04 lacs for the quarter (exchange gain during the corresponding quarter of the previous year of Rs. 80.33 lacs) due to fluctuations in exchange rates.
      (ii) Rs. 92.10 lacs arising during the quarter (Rs. Nil during the corresponding quarter of the previous year) from exchange differences on translation of foreign currency current assets maintained abroad resulting from the ADS issue. Excluding these gains, the net profit after tax is Rs. 3410.80 lacs during the quarter ended December 31, 2000.

      3. Pursuant to the decision taken at a meeting of the Board of Directors on October 3, 2000, the company, during the current quarter, completed the acquisition of the entire shareholding of Sky Capital International Ltd., (consisting of 20 million ordinary shares of Hong Kong $1 each), a Hong Kong based I.T. consultancy company for a consideration of U.S. $22 million (equivalent of Rs. 10,143.87 lacs)


      4. At the meeting held on October 26, 2000, the Board of Directors of the company approved the acquisition of a U.S. based NASDAQ listed company, SeraNova, Inc.,a global provider of internet and e-commerce solutions.The acquisition is proposed through an ADR swap including combination of issue of ADRs and unsecured convertible debentures . In this regard, an extraordinary general meeting of the company has been requisitioned on February 20, 2001. The acquisition is further subject to the approval of SeraNova, Reserve Bank of India and other statutory & regulatory authorities.

      5. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes but before extraordinary items.

                                             On behalf of the Board of Directors
                                                For Silverline Technologies Ltd.


      Place: Mumbai

                                             Ravi Subramanian
      Date:  January 31, 2001.               Chairman